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Exhibit 99.6

MIVT Vice President of Coatings, nominated for the 2004 World Technology Award September 7, 2004

MIV Therapeutics Inc. (MIVT: OTCBB) is pleased to announce that Dr. Tom Troczynski, Ph.D., MIVT Vice President of Coatings and Professor of Ceramics at The University of British Columbia, has been selected as a nominee for the 2004 World Technology Award in Energy at this year's World Technology Awards, being held in association with NASDAQ, Microsoft, TIME magazine, Science magazine, and CNN.

Dr. Tom Troczynski stated "I am delighted to have been nominated in the Energy category of the 2004 World Technology Awards - acknowledgment from one's peers means so much more than other kinds of honors".

Winners will be announced on October 8, 2004, in San Francisco, at the World Technology Awards ceremony in San Francisco at the conclusion of the two-day World Technology Summit. The World Technology Awards honor individuals and corporations from twenty (20) technology-related sectors viewed by their peers as being the most innovative and doing work with the greatest likely long-term significance. Award categories range from biotechnology, space and energy through to ethics, design and entertainment. Various category winners and finalists will be automatically enrolled into the World Technology Network membership.

Alan Lindsay, CEO of MIVT stated, "We are very honored and excited about Dr. Troczynski's nomination for the World Technology Award which recognizes his contribution to the advancement of materials technologies. This nomination is truly inspiring and compelling when you consider the caliber of individuals being nominated and the work for which they are recognized. This award also exemplifies the efforts and contributions by Dr. Troczynski in developing our proprietary technologies."

Nominees for the 2004 World Technology Awards were identified based on an intensive, global process. Current WTN members, primarily winners and finalists of previous Awards cycles who now number over 700 spread out over 54 countries, made their nominations based on who they determine is doing innovative work of the greatest likely long-term significance within their particular field.

James P. Clark, founder and Chairman of the World Technology Network, added:
"The World Technology Awards program is not only a very inspiring way to identify and honor the most innovative people and organizations in the technology world, but it also is a truly disciplined way for the WTN membership to identify those who will formally join them as part of our global community. I wish Dr. Troczynski every continued success with his work for MIV Therapeutics and UBC. I am confident that his work will continue to help create our future and change our world."

This year's World Technology Awards ceremony will cap the 2004 World Technology Summit taking place in San Francisco on the 7th and 8th of October at the historic Fairmont Hotel. This year's Summit will also include for the first time, a Chief Technology Officers (CTO) Showcase, enabling a small selection of companies to discuss their work in detail with Summit delegates.

About World Technology Network

The World Technology Network is a London-headquartered organization that was created to "encourage serendipity" - happy accidents - amongst those individuals and companies deemed by their peers to be the most innovative in the science and technology world. WTN's areas of interest range from IT and communications to biotech, energy, materials, space, as well as related fields such as finance, marketing, policy, law, design, and ethics. Each year, WTN members are brought together through an ongoing global series of regional roundtables, global Summits, and other events. WTN also publishes "World Technology Intelligence, a collection of insights-from-the-innovators, largely written by and about current WTN members, as well as "World Technology Reports" (the most recent covering issues discussed at WTN's first annual World Energy Technologies Summit, held at UNESCO headquarters in February 2004), on more focused topics of interest. Central events in the WTN calendar include the annual World Technology Summit and World Technology Awards - the culmination of a global judging program through which new members are nominated and selected and by which the network grows and is refreshed.




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For more information on the World Technology Network, World Technology Awards
and World Technology Summit, please visit this website: www.wtn.net

About Dr. Tom Troczynski

Dr. Troczynski joined MIVT in February 2002 to assist in the development of its proprietary coating technology. Dr. Troczynski's lifetime dedication to the materials and bio-ceramics field has focused on the development of biocompatible hydroxyapatite (HAp) coatings for metallic substrates, such as medical devices, implants and stents. Dr. Troczynski is a Professor of Metals and Materials Engineering at The University of British Columbia in the Department of Metals and Materials Engineering. Professor Troczynski obtained a Ph.D. from McMaster University in Hamilton, Ontario in Materials Science and Engineering in 1987. He has published many articles in journals and other publications, as well as filed a number of patents. Dr. Troczynski is a world-class expert in ceramic technologies; he is a frequent speaker at international symposia and scientific forums, and a recognized authority in his field.

About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIV's ultra-thin coating has been designed to inhibit inflammatory response and restenosis. A Collaborative Research Agreement (CRA) between MIVI and the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the development of HAp as a drug eluting coating. Hydroxyapatite is a well-known, biocompatible, porous material that makes up bone mineral and the matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. Following the successful completion of the first stage of its research and development program, the Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program.

Please visit www.mivtherapeutics.com for more information. For more information, please contact:

Dan Savino
Investor Relations, MIV Therapeutics
Ph: 1 800 221-5108 ex.16
Fax: 604 301-9546
Email: dsavino@mivi.ca

James P. Clark, WTN
Email: jpclark@wtn.net

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

Copyright (C) 2004 MIV Therapeutics Inc. All rights reserved.